Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi acquires Tidal Therapeutics, adding innovative mRNA-based research platform with applications in oncology, immunology, and other disease areas

PARIS AND CAMBRIDGE – April 9, 2021 – Sanofi today acquired Tidal Therapeutics, a privately owned, pre-clinical stage biotech company with a novel mRNA-based approach for in vivo reprogramming of immune cells. The new technology platform will expand Sanofi’s research capabilities in both immuno-oncology and inflammatory diseases and may have applicability to other disease areas as well. Sanofi acquired Tidal Therapeutics for an upfront payment of $160 million and up to $310 million upon achievement of certain milestones.

“We anticipate that this next generation, off-the-shelf approach has the potential to bring CAR-T cell therapy to a much broader patient population,” said Frank Nestle, Global Head of Research and Chief Scientific Officer at Sanofi. “With further development, we believe that the underlying mRNA targeting platform has the potential to create disruptive therapeutic approaches for wide-scale adoption as we work to improve patient outcome across a variety of oncology and autoimmune conditions.”

Tidal Therapeutics utilizes a novel mRNA-based approach to in vivo reprogramming of immune cells. The technology is based on proprietary nanoparticles that deliver mRNA (messages) to reprogram immune cells inside the body. The technology delivers mRNA cargos selectively to designated types of cells in the body, with initial applications targeting specific types of immune cells. The in vivo approach is designed to provide similar efficacy to current ex vivo (outside the body) approaches where immune cells are genetically modified to enhance their therapeutic properties (such as chimeric antigen receptor [CAR]-expressing T-cells), with the potential for improved safety, outpatient dosing, and repeat dosing. Currently, Tidal Therapeutics has ongoing pre-clinical programs including in vivo re-programming of T cells for cancer indications.

“Teaming up with Sanofi gives us the opportunity to further develop our unique platform and rapidly apply it to ultimately help patients across a range of diseases,” said Ulrik Nielsen, President and CEO, Tidal Therapeutics.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About Tidal Therapeutics

Tidal Therapeutics is a preclinical biotech company based at LabCentral in Cambridge, MA. The company is focused on developing nanoparticles that deliver mRNA to reprogram immune cells inside the body with applications in oncology and immune diseases. The company was seeded by Mission BioCapital, and joined by RA Capital, New Enterprise Associates, the Myeloma Investment Fund, the Multiple Myeloma Research Foundation’s venture philanthropy, MRL Ventures, and AbbVie Ventures.

Media Relations Contact Sally Bain Tel: +1 (781) 264-1091 Sally.Bain@sanofi.com

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